Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 30, 2008

BARCLAYS

PGD

Barclays Asian and Gulf Currency Revaluation ETN

Barclays Asian and Gulf Currency Revaluation ETN (PGD)

Bloomberg Ticker	PGD
IIV Ticker	PGDIV
Primary Exchange	NYSE Arca
CUSIP	06739H420
Yearly Fees	0.89% [1]
Inception Date	February 5, 2008
Maturity Date	February 4, 2038
Index	Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index™
Coupon	Monthly

Issuer Details

Barclays Bank PLC long-term, unsecured obligations*	
S&P Rating	AA-
Moody's Rating	Aa1

*The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs.

Overview

Currencies pegged to the U.S. dollar have historically had total returns similar to a U.S. dollar cash investment, and may be subject to potential revaluation risk. The Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index™ (the "Barclays GEMS Pegged Index") enables investors to generally participate in the returns available from investing in pegged currencies. The Barclays Asian and Gulf Currency Revaluation Exchanged Traded Note (ETN) tracks the total return of this strategy and pays a monthly coupon representing the implied yield on the Barclays GEMS Pegged Index.

Barclays GEMS Pegged Index

The Barclays Asian and Gulf Currency Revaluation ETN applies the same methodology as the Barclays Global Emerging Markets Strategy (GEMS) Index™ to a basket of five currencies currently pegged or under a managed float regime relative to the dollar, and potentially subject to revaluation. The goal of the Barclays GEMS Pegged Index is to provide investors with exposure to local currencies in specified Middle Eastern and Asian markets through short-term, liquid and diversified instruments. The constituent currencies include the Chinese yuan, the Hong Kong dollar, the Saudi Arabia riyal, the Singapore dollar and the United Arab Emirates dirham.

GDP Growth and Current Account Balances (average 2003-2007)

The five constituent countries are currently maintaining their pegs despite experiencing above average GDP growth rates and healthy current account balances as compared to the U.S.



Saudi Arabia
Singapore
United Arab Emirates
Hong Kong
China
World Average
U.S.
Current Account Balance as a % of GDP
GDP Growth (%)
25.00
20.00
15.00
10.00
5.00
0
-5.00
-10.00
-15.00
-20.00
-25.00
-2.00
0
2.00
4.00
6.00
8.00
10.00
12.00

Source: IMF

[1] The investor fee is equal to 0.89% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.89% times (2) the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

PGD

Barclays GEMS Pegged Index Return Attribution

Date	Index Spot Return	Index Total Return	Realized Yield*
2002	1.276%	3.259%	1.96%
2003	0.541%	1.587%	1.04%
2004	0.847%	1.528%	0.68%
2005	0.183%	2.495%	2.31%
2006	2.250%	6.227%	3.89%
2007	2.679%	6.221%	3.45%

Source: Barclays Capital
*Yield calculated as the difference of the Barclays GEMS Pegged Index Spot Return & Total Return indexes as follows:

$$\text{Yield} = \left(\frac{1+\text{GEMS Pegged Index Total Return}}{1+\text{GEMS Pegged Index Spot Return}}\right)-1$$

Comparison with Fixed Income Indices


Barclays GEMS Pegged Index
Fed Funds Index
JPGB
140.00
135.00
130.00
125.00
120.00
115.00
110.00
105.00
100.00
95.00
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07

Source: Barclays Capital
Past performance does not guarantee future results.

Barclays GEMS Pegged Index Statistics

	1-Year Return %	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized**	Index Correlations to Barclays GEMS Pegged Index**
Barclays GEMS Pegged Index	6.32%	5.39%	3.92%	1.03%	1.000
S&P 500® Total Return Index	-4.68%	8.23%	10.62%	12.04%	-0.004
Goldman Sachs Commodity Total Return Index	50.08%	14.80%	19.34%	21.53%	-0.002
JPMorgan Government Bond Indices	6.11%	4.39%	4.17%	2.94%	0.219

Source: Barclays Capital, Bloomberg
As of 04/30/08
**Based on monthly returns since Barclays GEMS Pegged Index inception (12/31/01)
Past performance does not guarantee future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index.

An investment in Barclays Asian and Gulf Currency Revaluation ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays Asian and Gulf Currency Revaluation ETNs (the "Securities") are uncollateralized debt securities of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. The return on the Securities is linked to the performance of the Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index™ and do not guarantee any return of principal at maturity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the index has increased. An investment in Barclays Asian and Gulf Currency Revaluation ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

An investment in Securities linked to the performance of the Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index™ is subject to risks associated with fluctuations, particularly a decline in the level of the index. Because the performance of the index is linked to the exchange rates between the index constituent currencies and the U.S. dollar, the level of the index may be affected by unpredictable changes in currency prices, including as a result of government action. Because none of the index constituent currencies float freely, as all are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the index. Moreover, because the index includes emerging market currencies, there are additional risks beyond those involved in an investment linked only to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets.

The index was created by Barclays Capital, a division of Barclays Bank PLC, solely for purposes of these Securities. The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

"Barclays Global Emerging Markets Strategy (GEMS) Index℠", "Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index℠" and "Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Spot Index℠" are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the Securities.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2008, Barclays Bank PLC. All rights reserved. Copyright in these materials is owned by Barclays Bank PLC.